July 10, 2025

Mark Davis
Chief Executive Officer
Black Rock Coffee Bar, Inc.
9170 E. Bahia Drive
Suite 101
Scottsdale, AZ 85260

       Re: Black Rock Coffee Bar, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 27, 2025
           CIK No. 0002068577
Dear Mark Davis:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Certain Definitions, page 4

1. We note your response to prior comment 4 and reissue in part. We acknowledge the changes made to page 5 in the definition of "TRA Parties." Please disclose which
       Continuing Equity Owners will be parties to the TRA, rather than "certain Continuing
       Equity Owners." Given the size of the expected payments, shareholders should clearly understand who is receiving such payments.
 July 10, 2025
Page 2

       Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ian D. Schuman